Exhibit 99.1

Weekly Report (September 6-12, 2024) Third Tranche
of Stellantis 2024 Share Buyback Program

AMSTERDAM, September 13, 2024 - Stellantis N.V. (“Stellantis” or the “Company”) announced today that pursuant to its Third Tranche of the 2024 Share Buyback Program announced on August 1, 2024, covering up to €1 billion to be executed in the open market during the period between August 1, 2024 and November 29, 2024, it has repurchased the following common shares in the period between September 6 up to and including September 12, 2024:

Date	Number of Shares Repurchased	Average Market Purchase Price in € per share	Repurchased Volume in € (excluding fees)	Venues
06/09/2024	599 900	€14.2149	€8 527 525	CEUX
06/09/2024	2 363 100	€14.2010	€33 558 452	MILE
06/09/2024	118 000	€14.2494	€1 681 429	TQEX
09/09/2024	222 000	€14.0791	€3 125 551	CEUX
09/09/2024	2 076 000	€14.0740	€29 217 568	MILE
10/09/2024	903 648	€13.7723	€12 445 303	CEUX
10/09/2024	2 498 127	€13.7984	€34 470 090	MILE
10/09/2024	136 828	€13.7397	€1 879 974	TQEX
10/09/2024	548 227	€13.7336	€7 529 152	XPAR
11/09/2024	825 142	€13.6452	€11 259 235	CEUX
11/09/2024	2 657 059	€13.6688	€36 318 923	MILE
11/09/2024	50 686	€13.6035	€689 508	TQEX
11/09/2024	167 113	€13.5910	€2 271 228	XPAR
12/09/2024	845 000	€13.4975	€11 405 419	CEUX
12/09/2024	2 655 000	€13.5507	€35 977 220	MILE
12/09/2024	130 000	€13.4866	€1 753 257	TQEX
Total	16 795 830	€13.8195	€232 109 834

Since August 1, 2024 up to and including September 12, 2024, the Company has purchased a total of 47,494,365 common shares for a total consideration of € 679,003,146.

As of September 5, 2024, the Company held in treasury No. 128,994,539 common shares equal to 3.32% of the total issued share capital including the common shares and the special voting shares.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Stellantis’ corporate website under the Share Buyback Program Section www.stellantis.com/en/investors/stock-and-shareholder-info/share-buyback-program.

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is one of the world’s leading automakers aiming to provide clean, safe and affordable freedom of mobility to all. It’s best known for its unique portfolio of iconic and innovative brands including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Stellantis is executing its Dare Forward 2030, a bold strategic plan that paves the way to achieve the ambitious target of becoming a carbon net zero mobility tech company by 2038, with single-digit percentage compensation of the remaining emissions, while creating added value for all stakeholders. For more information, visit www.stellantis.com

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For more information, contact:
communications@stellantis.com
www.stellantis.com

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. In particular, statements regarding future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, future financial and operating results, the anticipated closing date for the proposed transaction and other anticipated aspects of our operations or operating results are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on Stellantis’ current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the ability of Stellantis to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; Stellantis’ ability to successfully manage the industry-wide transition from internal combustion engines to full electrification; Stellantis’ ability to offer innovative, attractive products and to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; Stellantis’ ability to produce or procure electric batteries with competitive performance, cost and at required volumes; Stellantis’ ability to successfully launch new businesses and integrate acquisitions; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in Stellantis’ vehicles; exchange rate fluctuations, interest rate changes, credit risk and other market risks; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in Stellantis’ vehicles; changes in local economic and political conditions; changes in trade policy, the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the level of governmental economic incentives available to support the adoption of battery electric vehicles; the impact of increasingly stringent regulations regarding fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the level of competition in the automotive industry, which may increase due to consolidation and new entrants; Stellantis’ ability to attract and retain experienced management and employees; exposure to shortfalls in the funding of Stellantis’ defined benefit pension plans; Stellantis’ ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the operations of financial services companies; Stellantis’ ability to access funding to execute its business plan; Stellantis’ ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with Stellantis’ relationships with employees, dealers and suppliers; Stellantis’ ability to maintain effective internal controls over financial reporting; developments in labor and industrial relations and developments in applicable labor laws; earthquakes or other disasters; risks and other items described in Stellantis’ Annual Report on Form 20-F for the year ended December 31, 2023 and Current Reports on Form 6-K and amendments thereto filed with the SEC; and other risks and uncertainties.

Any forward-looking statements contained in this communication speak only as of the date of this document and Stellantis disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning Stellantis and its businesses, including factors that could materially affect Stellantis’ financial results, is included in Stellantis’ reports and filings with the U.S. Securities and Exchange Commission and AFM.